SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Benefytt Technologies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

08182C106

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

July 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 08182C106	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 602,676
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 602,676
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.56%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 10-Q of Benefytt Technologies, Inc., (the “Company”, “Registrant”, or “BFYT”) as filed with the Securities and Exchange Commission on May 11, 2020, there were 13,227,280 shares of Class A Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of May 4, 2020.

   As of July 16, 2020 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 602,676 Shares.

CUSIP No. 08182C106	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 602,676
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 602,676
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.56%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on May 11, 2020, there were 13,227,280 shares of Class A Common Stock par value $0.001 per Share of Company issued and outstanding as of May 4, 2020.

   As of Reporting Date the Investment Vehicles held in the aggregate 602,676 Shares.

CUSIP No. 08182C106	Page 4 of 9 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share of Benefytt Technologies, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 15438 N. Florida Avenue, Suite 201, Tampa, FL 33613.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tonga Partners, L.P.: $3,064,102

Tristan Partners, L.P.: $1,710,637

Tristan Offshore Fund, Ltd.: $628,034

Cannell SMAs: $2,253,391

The Investment Vehicles have invested an aggregate amount of approximately $7,656,164 in the Shares.

CUSIP No. 08182C106	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell makes this filing to disclose recent transactions in the Shares. CC has no plans or proposals to engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions with regards to the Company.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on May 11, 2020, there were 13,227,280 Common Shares issued and outstanding as of May 4, 2020.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 602,676 Shares, or approximately 4.56% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk II	06/03/2020	21,153	20.10	Sell
Cuttyhunk II	06/04/2020	2,970	19.22	Sell
Cuttyhunk II	06/05/2020	19,635	19.30	Buy
Cannell SMAs	06/08/2020	10,175	20.25	Buy
Cannell SMAs	06/09/2020	5,000	19.80	Buy
Cannell SMAs	06/11/2020	3,619	17.29	Buy
Cannell SMAs	06/12/2020	11,639	17.84	Buy
Tonga	06/22/2020	3,192	19.13	Buy
Tristan	06/22/2020	4,309	19.13	Buy
Tristan Offshore	06/22/2020	2,280	19.13	Buy
Cannell SMAs	06/22/2020	829	19.13	Buy
Tonga	06/23/2020	6,017	19.91	Buy
Tristan	06/23/2020	8,122	19.91	Buy
Tristan Offshore	06/23/2020	4,298	19.91	Buy
Cannell SMAs	06/23/2020	1,563	19.91	Buy
Tonga	06/23/2020	336	19.91	Buy
Tristan	06/23/2020	453	19.91	Buy
Tristan Offshore	06/23/2020	240	19.91	Buy
Cannell SMAs	06/23/2020	87	19.91	Buy
Tonga	06/24/2020	6,034	19.44	Buy
Tristan	06/24/2020	8,145	19.44	Buy
Tristan Offshore	06/24/2020	4,309	19.44	Buy
Cannell SMAs	06/24/2020	1,567	19.44	Buy
Tonga	06/25/2020	4,462	19.47	Buy
Tristan	06/25/2020	6,023	19.47	Buy
Tristan Offshore	06/25/2020	3,187	19.47	Buy
Cannell SMAs	06/25/2020	1,159	19.47	Buy

CUSIP No. 08182C106	Page 6 of 9 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Tonga	06/26/2020	1,584	19.44	Buy
Tristan	06/26/2020	2,138	19.44	Buy
Tristan Offshore	06/26/2020	1,131	19.44	Buy
Cannell SMAs	06/26/2020	411	19.44	Buy
Tonga	06/26/2020	777	18.79	Buy
Tristan	06/26/2020	1,050	18.79	Buy
Tristan Offshore	06/26/2020	555	18.79	Buy
Cannell SMAs	06/26/2020	202	18.79	Buy
Tonga	07/06/2020	1,131	19.94	Buy
Tristan	07/06/2020	1,527	19.94	Buy
Tristan Offshore	07/06/2020	808	19.94	Buy
Cannell SMAs	07/06/2020	293	19.94	Buy
Tonga	07/07/2020	1,261	19.56	Buy
Tristan	07/07/2020	1,702	19.56	Buy
Tristan Offshore	07/07/2020	900	19.56	Buy
Cannell SMAs	07/07/2020	327	19.56	Buy
Tonga	07/08/2020	3,898	19.26	Buy
Tristan	07/08/2020	5,261	19.26	Buy
Tristan Offshore	07/08/2020	2,785	19.26	Buy
Cannell SMAs	07/08/2020	1,013	19.26	Buy
Tonga	07/13/2020	75,752	30.75	Sell
Tristan	07/13/2020	99,177	30.75	Sell
Tristan Offshore	07/13/2020	43,375	30.75	Sell
Cannell SMAs	07/13/2020	83,304	30.75	Sell

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits

CUSIP No. 08182C106	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2020

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 08182C106	Page 8 of 9 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 08182C106	Page 9 of 9 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  July 16, 2020

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member